UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

EXCERPT OF THE MINUTES OF THE 264TH MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 25, 2015

1. DATE, TIME AND PLACE: On March 25, 2015, at 9:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 2, article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”), with the written vote of Mr. Claudio B. Guedes Palaia cast in advance, pursuant to Paragraph 7, Article 17 of the Bylaws. The meeting was also attended by the Chief Executive Officer and, during part of it, by the Executive Vice-Presidents.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived since all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the head office of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the directors resolved on the following matters:

(v.i) Take cognizance of the themes examined by the Board’s Advisory Committee and Commissions in March;

(v.ii) Approve the minutes of the 263rd Meeting of the Board held on February 25, 2015;

(v.iii) Approve (a) the termination of the Long-Term Incentive Plan ("ILP Plan") 2012-2018 currently in force, in accordance with items 7 and 11 of the Administrative Rule of the ILP Plan; (b) the new methodology and the New Administrative Rule of the ILP Plan 2014-2022, composed of three Programs, with grants scheduled for the years 2014 (Program 2014 – 2020), 2015 (Program 2015 – 2021) and 2016 (Program 2016 – 2022); and (c) the calculation of the amount of the benchmark VVUs (“Virtual Value Units”) and the number of VVUs related to the 1st grant to eligible Executives – Program 2014-2019, as provided for in item 8.3 of the Administrative Rule of the New ILP Plan 2014-2022. The matters in items (a), (b) and (c) had been previously examined and had their approval recommended by the Human Resources Management Committee;

(v.iv) Take cognizance of the results of the performance review of the Executive Officers in relation to their Corporate, Specific and People Management targets set for fiscal year 2014, which include the individual short-term target plans (“ICP Plan”), which had been previously examined and had their approval recommended by the Human Resources Management Committee, and approve the payment of bonus, based on the respective individual target contracts;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

(v.v) Approve the proposal for compensation of the Board of Directors, Board of Executive Officers (“Management”) and Fiscal Council to be submitted to the General Shareholders’ Meeting of CPFL Energia, for the period from May 2015 to April 2016, which had been previously examined by the Human Resources Management Committee, as follows: (a) the overall amount of up to twenty million, nine hundred and six thousand, one hundred and twenty reais and thirty-three centavos (R$20,906,120.33), including benefits and charges, of which two million, three thousand, eighty-nine reais and sixty-one centavos (R$2,003,089.61) allocated to the fixed compensation of the Board of Directors, and a maximum amount of eighteen million, nine hundred and three thousand, thirty reais and seventy-two centavos (R$18,903,030.72) allocated to the fixed and variable compensation of the Board of Executive Officers; and (b) the overall amount of eight hundred seventy-eight thousand, seven hundred twenty-five reais and forty-one centavos (R$878,725.41), including charges, allocated to the Fiscal Council;

It shall be on the record that Mrs. Maria Helena S. F. de Santana voted for the disclosure of the information related to Management compensation pursuant to item 13.11 of Appendix 24 - Reference Form of CVM Instruction 480/2009;

(v.vi) Recommend that the representatives of CPFL Energia in the General Shareholders’ Meetings or Partners’ Meetings of its subsidiaries vote for the approval of the compensation of the Management and Fiscal Council, in the amount of up to forty million, eight hundred fifty-nine thousand, ninety-three reais and eighty-five centavos (R$40,859,093.85), for the period from May 2015 to April 2016, which had been previously examined by the Human Resources Management Committee, as follows: (a) up to forty million, four hundred twenty-three thousand, seven hundred and ten reais and seven centavos (R$40,423,710.07), including benefits and charges, related to the fees of officers in the following subsidiaries: CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Serviços, Equipamentos, Indústria e Comércio Ltda. (“CPFL Serviços”), CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”), CPFL Total Serviços Administrativos Ltda. (“CPFL Total”), Nect Serviços Administrativos Ltda. (“Nect”), Paulista Lajeado Energia S.A. (“Paulista Lajeado”), CPFL Energias Renováveis S.A. (“CPFL Renováveis”), Companhia Energética Rio das Antas S.A. (“Ceran”), Centrais Elétricas da Paraíba S.A. – Epasa (“Epasa”), Foz do Chapecó Energia S.A. (“Foz do Chapecó”), Campos Novos Energia S.A. (“Enercan”) and Energética Barra Grande S.A. (“Baesa”); (b) up to six hundred sixty-six thousand, one hundred twenty-eight reais and thirty-nine centavos (R$666,128.39), allocated to the fees of members of the Board of Directors of the following subsidiaries: CPFL Geração, CPFL Paulista, CPFL Piratininga, RGE, Paulista Lajeado, CPFL Renováveis and Foz do Chapecó; and (c) three hundred sixty-nine thousand, two hundred fifty-five reais and thirty-nine centavos (R$369,255.39) allocated to the fees of members of the Fiscal Council of CPFL Renováveis;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

(v.vii) Take cognizance of the managerial highlights and material facts of March, as reported by the Chief Executive Officer;

(v.viii) Examine, pursuant to Article 17, item “e” and Article 27 of the Bylaws, the Company’s Management Report, Financial Statements and accompanying Notes, for the fiscal year ended December 31, 2014, including the Report of Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”), which determined net income of nine hundred forty-nine million, one hundred seventy-six thousand, nine hundred and seven reais and fifty-six centavos (R$949,176,907.56), which, added to twenty-six million fifty-five thousand, three hundred forty-one reais and eighty-nine centavos (R$26,055,341.89), related to the Reversal of Comprehensive Income, and to five million, seven hundred twenty-two thousand, one hundred eighty-five reais and eighty-five centavos (R$5,722,185.85), related to the Reversal of Time-Barred Dividends, resulted in a distribution base of nine hundred eighty million, nine hundred fifty-four thousand, four hundred thirty-five reais and thirty centavos (R$980,954,435.30), in accordance with Resolution 2015028-E of the Board of Executive Officers, and approve the submission thereof to the General Shareholders’ Meeting;

(v.ix) Recommend, pursuant to Article 17, item “e" and Article 27, paragraph 2 of the Bylaws, and in accordance with Resolution 2015028-E of the Board of Executive Officers, the approval of the proposal for allocation of the net income for fiscal year 2014, to be submitted to the General Shareholders' Meeting, as follows: (a) Distribution of Interim Dividends, as recorded in the balance sheet of June 30, 2014 and calculated towards the minimum mandatory dividend for the year, in the amount of four hundred twenty-two million, one hundred ninety-four thousand, six hundred eighty-five reais and twelve centavos (R$422,194,685.12), as approved at the 249th Meeting of the Board of Directors held on August 27, and paid to shareholders on October 1, 2014; (b) Allocation of forty-seven million, four hundred fifty-eight thousand, eight hundred forty-five reais and thirty-eight centavos (R$47,458,845.38) to the legal reserve; (c) Reversal of Retained Profits Reserve for Investment, of one hundred and eight million, nine hundred eighty-seven thousand reais (R$108,987,000.00); (d) Allocation of sixty five million, four hundred thousand, three hundred and six reais and thirty-five centavos (R$65,400,306.35) to the Bylaws Reserve of the Concession Financial Asset, as a result of the financial restatement of the adjusted expectation of cash flow from the concession financial asset; and (e) Allocation of five hundred fifty-four million, eight hundred eighty-seven thousand, five hundred ninety-eight reais and forty-five centavos (R$554,887,598.45) to the Bylaws reserve for Working Capital Improvement, due to: (i) the currently adverse economic scenario, (ii) impossibility to forecast future hydrologic conditions, and (iii) uncertainties regarding market projections for Distributors due to energy efficiency campaigns and extraordinary tariff increases.

It shall be on record that the following persons participated in the presentation of the Financial Statements and allocation of the Net Income for 2014: Sérgio Luiz Felice – Accounting Officer, Marcelo Magalhães Fernandes – associate and representative of Deloitte, and William Bezerra Cavalcanti Filho - Chairman of the Fiscal Council, as provided for in Paragraph 3, Article 163 of Federal Law 6,404/76, who provided clarifications to the Board on the activities involving the preparation of the Management Report, Financial Statements and respective audit reports;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

(v.x) Recommend the approval of (a) the proposal of the Board of Executive Officers to increase the capital of CPFL Energia, through realization of the Bylaws Reserve for Working Capital Improvement, to be submitted to the General Shareholders' Meeting, in the amount of five hundred fifty-four million, eight hundred eighty-seven thousand, five hundred ninety-eight reais and forty-five centavos (R$554,887,598.45), upon issue of thirty million, seven hundred thirty-nine thousand, nine hundred fifty-five (30,739,955) common shares; and (b) the subsequent amendment to Article 5 of the Company’s Bylaws, in order to restate the capital, to take force with following wording: “Article 5 - The subscribed and paid in capital stock of the Company is five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five reais and seven centavos (R$5,348,311,955.07), divided into nine hundred ninety-three million, fourteen thousand, two hundred fifteen (993,014,215) common registered shares, with no par value.”; and (c) the distribution of newly issued bonus shares to shareholders, free of charge, pursuant to Article 169 of Federal Law 6,404/76;

(v.xi) Take cognizance of the recommendation for approval of the Financial Statements and allocation of the net income for the fiscal year ended December 31, 2014 by the Boards of Executive Officers of the following subsidiaries: CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, RGE, CPFL Brasil, CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Geração, CPFL Jaguari de Geração de Energia Ltda. (“Jaguari de Geração”), CPFL Serviços, CPFL Atende, Nect, CPFL Jaguariúna Participações Ltda. (“CPFL Jaguariúna”), CPFL Total, CPFL Telecom S.A. (“CPFL Telecom”), CPFL Centrais Geradoras Ltda. (“CPFL Centrais Geradoras”), Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), Sul Geradora Participações S.A. (“CPFL Sul Geradora”), CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão”), Paulista Lajeado, and CPFL Renováveis, while recognizing that the subsidiaries CPFL Cone Sul, CPFL Meridional, Jaguari de Geração, CPFL Sul Geradora, Paulista Lajeado, CPFL Telecom, Epasa and CPFL Renováveis recorded a net loss for the year, and therefore there is no result or net income to be allocated or distributed; and recommend to the Directors nominated by the Company and to their representatives in the General Shareholders' Meeting/Partners’ Meetings to vote for the approval of the respective Financial Statements and allocation of net income for the fiscal year ended December 31, 2014 (Resolutions of the Board of Executive Officers no. 015001-CS, 2015001-A, 2015001-C, 2015001-CG, 2015001-J, 2015001-Ja, 2015001-JG, 2015001-N, 2015001-P, 2015001-Sg, 2015001-To, 2015002-Lp, 2015002-PL, 2015002-S, 2015002-SC, 2015002-Sp, 2015002-T, 2015003-Pi, 2015003-Mo, 2015003-Te, 2015004-G, 2015008-B, 2015025-E, 2015026-E, 2015027-E, 2015006-Pa, 2015007-R);

(v.xii) Approve, pursuant to Article 17, item “j” of the Bylaws of CPFL Energia, the engagement of Deloitte, to provide external audit services, for a period of twenty-four (24) months, and recommend to the managers nominated by the Company in the Management bodies of the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, CPFL Geração, Paulista Lajeado, CPFL Brasil, CPFL Serviços, CPFL Telecom, CPFL Transmissão, CPFL Eficiência Energética S.A. (“CPFL ESCO”) and CPFL Transmissão Morro Agudo S.A. (“CPFL Morro Agudo”) to vote for the engagement of Deloitte, pursuant to Resolution 2015022-E of the Board of Executive Officers;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

(v.xiii) Recommend that the managers nominated by the Company in the Management bodies and General Shareholders’ Meetings and/or Partners’ Meetings of the subsidiaries vote for approval of the following items: (a) CPFL Cone Sul, CPFL Jaguariúna, CPFL Jaguari, CPFL Leste Paulista, CPFL Mococa, CPFL Santa Cruz, CPFL Sul Geradora, CPFL Sul Paulista, CPFL Transmissão, CPFL Telecom, CPFL Piratininga, RGE and CPFL Paulista: Capital increase and consequent amendment to the Bylaws or Articles of Organization (Resolutions 2015001-CS, 2015001-J, 2015001-Ja, 2015002-Lp, 2015003-Mo, 2015002-SC, 2015001-Sg, 2015002-Sp, 2015002-T, 2015003-Te, 2015003-Pi, 2015007-R and 2015006-Pa of the Board of Executive Officers); (b) CPFL Brasil: Amendment to Article 15 of the Bylaws to include item “v” (Resolution 2015023-E of the Board of Executive Officers); (c) CPFL Renováveis: Amendment and restatement of the Bylaws, in order to adjust it to the current ownership and operational structure, with amendment to Articles 5 (head provision); 18 (item “m”); 19 (head provision and sole paragraph) and 47 (Resolution 2015024-E of the Board of Executive Officers); and (d) CPFL Piratininga: Engaging CPFL Serviços, subject to prior approval by the Brazilian Electricity Regulatory Agency (“ANEEL”), as provided for in ANEEL Normative Resolution no. 334/2008, to provide services related to the development of project and construction of a 138kV transmission line, under an EPC regime, including the provision of materials and equipment (Resolution 2015021-E of the Board of Executive Officers); and

(v.xiv) Approve, pursuant to Articles 124 and 132 of Federal Law 6,404/76 and Article 17, item “d” of the Bylaws, the call notice to the Annual and Extraordinary Shareholders’ Meeting of the Company, to be held on April 29.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Murilo Cesar L. S. Passos – Chairman; Renê Sanda, Francisco Caprino Neto, Deli Soares Pereira, Carlos Alberto Cardoso Moreira, Maria Helena S. F. de Santana; and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 9, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.